FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2012

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 17 December 2012

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER         EXHIBIT DESCRIPTION

99                                     Notice to London Stock Exchange dated 17 December 2012
                                         UNILEVER BOARD CHANGE

Exhibit 99

Unilever N.V. and PLC

Notification of Changes to the Boards

Unilever today announced that it is proposing that Mr John Rishton join the Boards as a Non-Executive Director. He will be proposed for election to the Boards at the Annual General Meetings on 15 May 2013.

John Rishton has been chief executive officer of Rolls Royce Holdings plc since 31 March 2011. Prior to that, he had been the chief executive officer of Royal Ahold N.V. since 2007, a company he joined as chief financial officer in 2006. In 2007,Mr Rishton became a Non-Executive Director of Rolls Royce Group and served as chairman of the audit committee and a member of the ethics and nominations committees prior to his executive appointment.

Michael Treschow, Chairman of Unilever, said: "I am very pleased that John has agreed to be proposed to join the Boards.  He is distinguished in his field and will further strengthen the financial expertise of the Boards, which will add considerably to the business."

17 December 2012

Biography
John Rishton
Nationality: British. Born: 1958
John Rishton has been chief executive officer of Rolls Royce Holdings plc since 31 March 2011. He was appointed a non-executive director of Rolls Royce Group in 2007 and served as chairman of the audit committee and a member of the ethics and nominations committees.  He served as the chief executive officer and president of Royal Ahold N.V. from November 2007 to March 2011.  Prior to becoming CEO he was chief financial officer Royal Ahold from 2006. Mr Rishton served as a non-executive director of ICA AB from 2006 to 2010 and Allied Domecq Plc from 2003 to 2005. He was the chief financial officer of British Airways Plc from 2001 to 2005.

Unilever contact:
Trevor Gorin
Head of Unilever Global Media Relations
Tel:  +44 207 822 6010
Mob: +44 7711 020438
Trevor.gorin@unilever.com
Twitter: @unilever

About Unilever

Unilever is one of the world's leading suppliers of Food, Home and Personal Care products with sales in over 190 countries. Our products are present in 7 out of 10 homes globally and are used by over 2 billion people on a daily basis. We work with 171,000 colleagues around the world, and we are on track to generate annual sales of €50 billion in 2012. Over half of our company's footprint is in the faster growing developing and emerging markets (56% in 2011). Working to create a better future every day, we help people feel good, look good and get more out of life. Our portfolio includes some of the world's best known brands such as Knorr, Persil / Omo, Dove, Sunsilk, Hellmann's, Lipton, Rexona / Sure, Wall's, Lux, Rama, Ponds and Axe.

Our ambition is to double the size of our business, whilst reducing our overall environmental footprint (including sourcing, consumer use and disposal) and increasing our positive social impact. We are committed to helping more than a billion people take action to improve their health and well-being, sourcing all our agricultural raw materials sustainably by 2020, and decoupling our growth from our environmental impact. Supporting our three big goals are more than 50 time-based targets. See more on the Unilever Sustainable Living Plan at www.unilever.com/sustainable-living/.

Unilever has been recognised in the Dow Jones Sustainability World Indexes for 14 consecutive years. We are included in the FTSE4Good Index Series and attained a top environmental score of 5, leading to inclusion in the FTSE4Good Environmental Leaders Europe 40 Index. In 2011 Unilever led the Climate Counts Company Scorecard and for the second year topped the list of Global Corporate Sustainability Leaders in the GlobeScan / SustainAbility latest annual survey (2012). The company is an employer of choice in many of the countries in which it operates and is seen as a symbol for innovation and leadership development.

For more information about Unilever and its brands, please visit www.unilever.com.

Unilever Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; increasing competitive pressures; Unilever's investment choices in its portfolio management; finding sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and national disasters; the sovereign debt crisis in Europe; financial risks; failure to meet high product safety and ethical standards; and  managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2011 and the Annual Report and Accounts 2011. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.